OATH OR AFFIRMATION

I, ___Kenneth E. Sweet_____ , swear (or affirm)

that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Reliance Worldwide Investments, LLC_____ ,

as of ____December 31_____ , 2015_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified

solely as that of a customer, except as follows:

_____NONE_____

_____

_____



_____
Signature

___Managing Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
X (f) Statement of Changes in Liabilities subordinated to claims of creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
X (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

OFFICIAL SEAL
MATTHEW J ROTHMANN
Notary Public - State of Illinois
My Commission Expires Feb 27, 2019